Exhibit 4

EnCana Corporation
Supplemental Financial Information (unaudited)
For the nine months ended September 30, 2002

CONSOLIDATED FINANCIAL RATIOS — MEDIUM TERM NOTES & DEBT SECURITIES

The following ratios, based on the consolidated financial statements, are provided in connection with the Company’s continuous offering of medium-term notes and debt securities and are for the 12-month period then ended.

	September 30

	2002	2001

Interest coverage on long-term debt:
Net earnings excluding carrying charges of preferred securities	5.5	33.2
Net earnings including carrying charges of preferred securities	5.4	30.0
Cash flow excluding carrying charges of preferred securities	10.8	43.2
Cash flow including carrying charges of preferred securities	10.7	39.0